UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2
to
ANNUAL REPORT
of the

BOLIVARIAN REPUBLIC OF VENEZUELA
(Name of Registrant)

Date of end of last fiscal year: December 31, 2003

SECURITIES REGISTERED*
(As of the close of the fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of Issue	is effective	which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

Bernardo Alvarez Herrera
Ambassador of the Bolivarian Republic of Venezuela
Embassy of Venezuela
1099 30th Street, N.W.
Washington, D.C. 20007

*	The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

      The sole purpose of this Amendment is to file with the Securities and Exchange Commission a Press Release dated October 6, 2004, included as Exhibit G hereof.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Caracas, Venezuela on the 6th day of October, 2004.

Bolivarian Republic of Venezuela

By:	/s/ Dr. Tobías Nóbrega Suárez

Dr. Tobías Nóbrega Suárez Minister of Finance of the Bolivarian Republic of Venezuela

EXHIBIT INDEX

Exhibit No.		Page No.

A:	None.
B:	None.
C:	Copy of the 2003 Annual Budget of the Republic*
D:	Current Description of the Republic*
E:	Press Release dated September 27, 2004*
F:	Press Release dated September 28, 2004*
G:	Press Release dated October 6, 2004

*	Previously filed